KABANI & COMPANY, INC.
Certified Public Accountants
6033 West Century Blvd., Suite 810, Los Angeles, CA 90045

Phone (310) 694-3590
Fax (310) 410-0371
www.kabanico.com

May 08, 2009

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Alberta Securities Commission
4th Floor, 300-5th Avenue SW
Calgary, AB
T2P 3C4

Dear Sir/Madam:

Re; Notice of change of Auditor - TransAKT, Ltd.

Pursuant to National Instrument 51-102 we hereby confirm our agreement with the information contained in the Notice sent to us by the above noted Company dated April 29, 2009. This confirmation is based on our knowledge of the information at this date.

Yours truly,

Kabani & Company, Inc